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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the month of November, 1999




                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)



         6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
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                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                       Form 20-F    X       Form 40-F
                                   ---                ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                               Yes         No   X
                                   ---         ---


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                           BID.COM INTERNATIONAL INC.

     On November 1, 1999, the Company announced its results for the third quarter ended September 30, 1999. All figures are in Canadian dollars. As of September 30, 1999, the exchange rate was Cdn$1.486 to US$1.00.

     Revenue in the third quarter of 1999 increased 32.6% to $8.3 million compared to $6.3 million in the third quarter of 1998 and a 33.3% increase compared to $6.3 million in the second quarter of 1999. Revenues are derived from merchandise sales and shipping revenue from products sold on www.bid.com
                                                                  -----------
and fees from the provision of Bid.Com's licensed technology and related services.

     The gross profit in the third quarter was $2.0 million, or 23.4% of revenue, compared to a gross profit of $195,000, or 3.1% of revenue, in the third quarter of 1998, and $1.3 million, or 20.3% of revenue, in the second quarter of 1999.

     Advertising and promotional expenses in the current quarter were $3.4 million, or 40.9% of revenues, compared to $3.3 million, or 53.1% of revenues, in the third quarter of 1998. Compared to the second quarter of 1999, advertising and promotional expenses increased by 83.2% from $1.9 million, or 29.8% of sales. The increase is primarily attributable to a more aggressive promotional pricing strategy to maintain site traffic during the traditionally slower summer months and other paid advertising. Other operating expenses in the third quarter increased by 14.7% from $3.2 million in the second quarter of 1999 to $3.7 million in the third quarter of 1999. Other operating expenses were $1.7 million in the third quarter of 1998. Approximately 10% of the increase from the second quarter of 1999 to the third quarter of 1999 relates to a one-time charge, with the balance related to an increase in depreciation, amortization and software development.

     The net loss for the third quarter of 1999 was $5.0 million, or $0.10 per basic share, compared to a net loss of $4.8 million, or $0.23 per basic share, in the comparable period of 1998 and a net loss of $3.6 million, or $0.07 per basic share, in the second quarter of 1999.

     During the quarter, the Company received $16.0 million (net of expenses) of additional capital through issuance of special purchase warrants through a private placement. The special warrants, consisting of a unit of one common share and one share purchase warrant, were issued for $9.25. It was agreed among the parties that the share purchase warrant be revised from a half warrant at $12.00 to a full warrant at $10.00. Including cash of $29.9 million, working capital at September 30, 1999 was $33.3 million compared to $21.6 million at June 30, 1999. Total assets increased by $13.8 million or 48.9% over the 2nd quarter 1999.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and capital requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the

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Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.


Exhibit 1.  Third Quarter Financial Results

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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BID.COM INTERNATIONAL INC.



Date: November 2, 1999              By: /s/ Paul Hart
                                        -------------------------------
                                        Name:  Paul Hart
                                        Title: Chief Financial Officer


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